THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER FOR
         WARRANTS AND CERTAIN RELATED MATTERS OF ENTERACTIVE,
         INC. IS BEING AMENDED HEREBY.  ACCORDINGLY, THE
         EXPIRATION DATE FOR THE EXCHANGE OFFER HAS BEEN
         EXTENDED UNTIL FEBRUARY 6, 1998.  FOR A DESCRIPTION OF
         THE AMENDED TERMS AND CONDITIONS, PLEASE REVIEW THE
         FOLLOWING SUPPLEMENT.


                                ENTERACTIVE, INC.


         The following supplements the Offering Circular/Proxy Statement (the "Offering Circular/Proxy Statement") of Enteractive, Inc. ("Enteractive" or the "Company") mailed to holders of the Company's currently outstanding purchase warrants expiring December 13, 2001 (the "Warrants") whereby the Company has offered to exchange 2.8 of its currently outstanding warrants into one share of its Common Stock, $.01 par value per share (the "Common Stock"). This supplement supersedes in its entirety the supplement mailed to the holders of the Warrants on January 5, 1998. In connection with the Exchange Offer and as a condition to the consummation of the Exchange Offer, the Company has also sought the written consent of the holders of Preferred Stock to proposed amendments to the terms of the Preferred Stock which would (i) delay the date when the Preferred Stock can first be converted into Common Stock of the Company from any time after April 30, 1998 until any time after June 30, 1999 (the "Delayed Conversion Option") (this amendment will be a contractual agreement between the holder of Preferred Stock and the Company) and (ii) modify the redemption feature of the Preferred Stock (the "Revised Redemption Terms") so that (a) one-third of the net proceeds from any public offering consummated by the Company prior to January 1, 2000 will be used to redeem the outstanding Preferred Stock and (b) if the closing price of the Company's Common Stock is at least $6.00 for 10 trading days in any 30 day period, the Company will use its best efforts to complete an underwritten offering of its Common Stock. The Revised Redemption Feature will be set forth on an amendment to the Certificate of Designation for the Preferred Stock and will be applicable to all holders of Preferred Stock. This Supplement should be read in conjunction with the Offering Circular/Proxy Statement. Capitalized terms used herein and not otherwise defined shall have the same meaning as ascribed to them in the Offering Circular/Proxy Statement.

         Please be advised that due to the amendments to the Exchange Offer, the Expiration Date of the Exchange Offer has been extended until February 6, 1998. THESE AMENDMENTS ARE AS FOLLOWS:

         A) The offer has been amended to provide that (i) no Warrantholder may participate in the Exchange Offer unless they have contractually agreed to amend the terms of their Preferred Stock to provide for the Delayed Conversion Option and the amendments to the Certificate of Designation as to the Revised Redemption Terms and the monthly interest payment described below and (ii) that at least 90% of all outstanding Warrants be tendered in the Exchange Offer. Accordingly, the Section entitled "Conditions to the Exchange Offer" contained in the Offering Circular/Proxy Statement is being revised so that the first condition contained in such section will be amended to read in its entirety as follows:

                  (1) No person or entity may participate in the Exchange Offer unless they consent to the Delayed Conversion Option, the Revised Redemption Terms and the monthly interest payment described below.

         In addition, the following has been added to "Conditions to the Exchange Offer";

         (8) The Company may terminate and cancel the Exchange Offer if it does not receive a valid tender for 90% of all outstanding Warrants pursuant to the Exchange Offer.

         B) All holders of Preferred Stock who approve of the Delayed Conversion Option and the Revised Redemption Terms, will, with respect to each share of Preferred Stock that they hold, receive a special monthly interest payment equal to 12% per annum (or 1% per month) of the per share stated value of the Preferred Stock ($1,250) for the period commencing on April 30, 1998 and ending on the earlier of (i) June 30, 1999 or (ii) the redemption, if any, of the Preferred Stock. Such payment may be made, at the Company's option, in either cash or additional shares of its Common Stock or a combination thereof. Such payment will be made by the Company at the later of (i) the time it redeems the Preferred Stock, or (ii) July 10, 1999 (if the Company does not redeem the Preferred Stock on or before June 30, 1999). To the extent that the Company elects to make such payment through the issuance of Common Stock, the value of the Common Stock will be based upon the average closing sales price for the Common Stock for the 10 trading days immediately prior to the date in which the Company sends a written notice of redemption or June 30, 1999 as the case may be, in each case as reported by the Nasdaq SmallCap Market, or if the Company's Common Stock is not traded on the Nasdaq SmallCap Market, the principal market on which the Company's Common Stock is then trading.

         Please note that because the Company may not receive the written consent of all the holders of Preferred Stock to the Delayed Conversion Option and the Revised Redemption Terms, the Delayed Conversion Option will remain as

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


set forth in the Certificate of Designation and those holders of Preferred Stock who have consented to the Exchange Offer will have contractually agreed with the Company to the Delayed Conversion Option. The Delayed Conversion Option shall be binding upon such holders, successors and assigns and the holder of Preferred Stock may not transfer the Preferred Stock unless the transferee acknowledges in writing that it is bound by the Delayed Conversion Option. Any holder of Preferred Stock who does not consent shall continue to have the right to convert Preferred Stock into Common Stock at any time after April 30, 1998. If the requisite consents are obtained, the Certificate of Designation will be amended to provide for the Revised Redemption Terms. Accordingly, all Warrantholders and Preferred Stockholders who have consented to the Exchange Offer and the amended terms of the Preferred Stock should sign and deliver to the Company at 25 West 45th Street, Suite 306, New York, New York 10036. (Telecopy #212-768-3838) on or before February 6, 1998 (the Expiration Date of the Exchange Offer) the following letter agreement attached hereto as Exhibit A.

         THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FEBRUARY 6, 1998, UNLESS EXTENDED (SUCH DATE AS EXTENDED FROM TIME TO TIME, THE "EXPIRATION DATE"). WARRANTS TENDERED IN THE EXCHANGE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE. AFTER THE EXPIRATION DATE, WARRANTS TENDERED IN THE EXCHANGE OFFER MAY NOT BE WITHDRAWN UNLESS THE EXCHANGE OFFER IS TERMINATED OR EXPIRES WITHOUT CONSUMMATION THEREOF.

         If you have any questions or comments relating to the foregoing, please contact Andrew Gyenes or Kenneth Gruber at the Company at (212) 768-7100.

                                        Very truly yours,


                                        ENTERACTIVE, INC.



                                        By:  /s/ Andrew Gyenes
                                            ----------------------------------
                                            Andrew Gyenes, Chairman of the Board


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